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                              December 8, 2023

       Benjamin Clouse
       Chief Financial Officer
       CrossFirst Bankshares, Inc.
       11440 Tomahawk Creek Parkway
       Leawood, KS 66211

                                                        Re: CrossFirst
Bankshares, Inc.
                                                            Form 10-Q for
Fiscal Quarter Ended September 30, 2023
                                                            File No. 001-39028

       Dear Benjamin Clouse:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for Fiscal Quarter Ended September 30, 2023

       Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Loan Portfolio, page 65

   1. We note the tabular disclosure on page 65 detailing the composition of your gross loan portfolio, which
includes commercial real estate (   CRE   ). Given the significance of CRE
                                                        in your total loan
portfolio, please revise your disclosures, in future filings, to further disaggregate the
composition of your CRE loan portfolio by borrower type (e.g., by office, hotel, multifamily,
etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or
range of loan-to-value ratios, occupancy rates, etc.) material to an investor's
understanding of your CRE loan portfolio. In addition, revise to describe the specific details of any
risk management policies, procedures or other actions undertaken by management in
response to the current environment.
       Item 3. Quantitative and Qualitative Disclosures About Market Risk, page
72

   2. We refer you to the discussion regarding internal policies for interest rate risk on page 52 of the Form 10-K for
the fiscal year ended December 31, 2022. You disclose what appear
 Benjamin Clouse
CrossFirst Bankshares, Inc.
December 8, 2023
Page 2
         to be established limits for net interest income at risk for the subsequent one-year period of, for example, 10% for a 200 basis point shift and 15% for a 300 basis point shift under an instantaneous parallel shift of the yield curve. Based on the disclosure on page 72 of the Form 10-Q for the quarter ended September 30, 2023, it appears that the company was outside established policy limits. We also note the statement on page 72 that you are monitoring interest rate sensitivity closely due to a significant amount of loans repricing within the twelve-month period following September 2023, and $5.3 billion of interest-
         bearing liabilities that mature or reprice over the same twelve-month period. You also state in recent quarterly reports that you are reviewing additional options to manage the statement of financial condition sensitivity based on the interest rate environment and anticipated composition of assets and liabilities. Please revise future filings to provide a materially complete description of how you seek to manage risks due to changes in interest rates and other material impacts on your operational facts and circumstances, including any management or corporate governance controls or procedures for identifying and responding to rapid increases and decreases in interest rates due to or as a result of exogenous or unknown factors. For example, please clarify the Board-approved limits and, with a view to disclosure, advise us of the extent to which the ALCO has approved risk profiles that do not conform to management and Board risk policies. Clarify the extent to which such limits and other policies and controls have been changed due to the economic and other developments referenced elsewhere.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Shannon Davis at 202-551-6687 or Amit Pande at 202-551-3423 with any questions.



FirstName LastNameBenjamin Clouse                              Sincerely,
Comapany NameCrossFirst Bankshares, Inc.
                                                               Division of
Corporation Finance
December 8, 2023 Page 2                                        Office of
Finance
FirstName LastName